

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 7, 2017

Thomas Coughlin
President and Chief Executive Officer
BCB Bancorp, Inc.
591-595 Avenue C
Bayonne, NJ 07002

    **Re:    BCB Bancorp, Inc.**
            **Registration Statement on Form S-3**
            **Filed August 1, 2017**
            **File No. 333-219617**

Dear Mr. Coughlin:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact David Gessert at (202) 551-2326 with any questions.

                                 Sincerely,

                                 /s/ Dietrich A. King

                                 Dietrich A. King
                                 Assistant Director
                                 Office of Financial Services